UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HALIFAX CORPORATION OF VIRGINIA
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.24 PER SHARE
(Title of Class of Securities)
405805 10 2
(CUSIP Number)
Nancy M. Scurlock
800 4th Avenue, N
#216
Seattle, Washington 98109
203-283-0682
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number:	405805 10 2

1.	NAMES OF REPORTING PERSONS. Nancy M. Scurlock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		399,544.5[1]

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		399,544.5

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

399,544.5

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes 392,961 shares of common stock and 6,583.5 shares of common stock issuable pursuant to presently exercisable options. Nancy M. Scurlock is a party to a voting agreement related to the shares of common stock (the “Halifax Shares”) of Halifax Corporation of Virginia (the “Company”) as more fully described below. In the voting agreement, Michael Hirano, Lindsay Wynter and Thomas A. Waldman are named as proxies for voting of the Halifax Shares on matters related to the merger agreement by and among the Company, Global Iron Holdings, LLC and Global Iron Acquisition, LLC and the transactions contemplated by the merger agreement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Statement of
NANCY M. SCURLOCK
Pursuant to Section 13(d) of the
Securities Exchange Act of 1934
in respect of
HALIFAX CORPORATION OF VIRGINIA

Item 1.	Security and Issuer.
This Statement relates to the common stock, par value $0.24 per share (the “Common Stock”), of Halifax Corporation (the “Company”), whose principal executive offices are located at 5250 Cherokee Avenue, Alexandria, Virginia 22312.

Item 2.	Identity and Background.
(a)	The name of the person filing this statement is Nancy M. Scurlock.

(b)	The business address of Ms. Scurlock is 800 4th Avenue, N #216, Seattle, Washington, 98109.

(c)	Ms. Scurlock’s principal occupation is that of a homemaker and her principal business address is 800 4th Avenue N #216, Seattle, Washington, 98109.

(d)	During the past five years, Ms. Scurlock has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Ms. Scurlock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	Ms. Scurlock is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Ms. Scurlock’s ownership of shares of the Common Stock and options to purchase shares of the Common Stock described in this Schedule 13D was previously reported on Schedule 13G and an amendment thereto filed with the Securities and Exchange Commission on March 17, 2005 and October 3, 2005, respectively, and is described further in Item 4 below. Ms. Scurlock is filing this Schedule 13D because she recently entered into a Voting Agreement designed to facilitate the consummation of a merger as described below.

Item 4.	Purpose of Transaction.
     (a) — (b) As noted above, Ms. Scurlock’s ownership of shares of the Common Stock and options to purchase shares of the Common Stock described in this Schedule 13D was previously reported on Schedule 13G and an amendment thereto filed with the Securities and Exchange Commission on March 17, 2005 and October 3, 2005, respectively. The shares of Common Stock and options to purchase shares of Common Stock beneficially owned by Ms. Scurlock were among assets transferred to Ms. Scurlock in the fall of 2005 from the Nancy M. Scurlock Trust, which had received such shares and options by transfer on October 3, 2005 from the Arch C. Scurlock Trust, which had received such shares and options by transfer on October 18, 2004 from the Estate of Arch C. Scurlock, which was established for the purposes of distributing the assets of Arch C. Scurlock pursuant to the terms of his Will. Ms. Scurlock is filing this Schedule 13D because she recently entered into a Voting Agreement designed to facilitate the consummation of a merger as described below.
     On January 6, 2010, the Company, Global Iron Holdings, LLC (“GIH”) and Global Iron Acquisition, LLC, a wholly owned subsidiary of GIH (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for a business combination whereby the Company will, subject to the satisfaction or waiver of certain conditions to closing set forth in the Merger Agreement, merge with and into Merger Sub with Merger Sub as the surviving corporation (the “Merger”). If the closing contemplated by the Merger Agreement is consummated and subject to the terms of the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each Company shareholder will be entitled to receive in exchange for each share of Common Stock owned by such shareholder $1.20 in cash. The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.
To facilitate the consummation of the Merger, Ms. Scurlock, the Arch C. Scurlock Children’s Trust, John H. Grover, GroFam, LP, Hewitt Family, LLC, Charles L. McNew, Joseph Sciacca, John M. Toups, Daniel R. Young, Arch C. Scurlock, Jr. and Donald M. Ervine (collectively, the “Shareholders” and each, a “Shareholder”) and GIH entered into a voting agreement (the “Voting Agreement”) dated January 6, 2010, a copy of which is included as Exhibit 99.2 to this Schedule 13 D and incorporated herein by reference. Certain provisions of the Voting Agreement are described in Item 5 below.
     Ms. Scurlock does not have any plans or proposals (other than complying with her obligations under the Voting Agreement) which relate to or would result in:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
     (a) — (b) — The 399,544.5 shares of the Common Stock beneficially owned by Ms. Scurlock, representing 12.6% of the issued and outstanding shares of the Common Stock, include 392,961 shares of common stock and 6,583.5 shares of common stock issuable pursuant to presently exercisable options, and, subject to the restrictions set forth in the Voting Agreement as described herein, Ms. Scurlock has sole power to vote and sole power to dispose of all of such shares and options. 392,961 shares are covered by the Voting Agreement, as are any shares that she may acquire after the execution of the Voting Agreement.
     On January 6, 2010, Ms. Scurlock entered into the Voting Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is included as Exhibit 99.2 to this Schedule 13 D. Pursuant to the Voting Agreement, each Shareholder (including Ms. Scurlock) has agreed to vote the shares of Common Stock held of record or Beneficially Owned (as defined in the Merger Agreement) by such Shareholder (i) for the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and (ii) against any proposals for any merger, consolidation, sale or purchase of any assets, reorganization, recapitalization, amendment of the articles of incorporation or bylaws, change in the board of directors, liquidation or winding up of or by the Company or any other extraordinary corporate transaction which shall be reasonably likely to prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement. In addition, pursuant to the Voting Agreement, each Shareholder (including Ms. Scurlock) has agreed, except as otherwise permitted by the Voting Agreement, (1) not to sell, transfer, tender, assign, hypothecate or otherwise dispose of shares of such Shareholder’s Common Stock, or create or permit to exist any Lien (as defined in the Voting Agreement) with respect to such shares, (2) not to take any action that would have the effect of preventing or impeding the Shareholders from performing any of their obligations under the Voting Agreement, (3) not to issue any press release or make any other public statement or announcement with respect to the Merger Agreement, the Voting Agreement, the Merger or any of the transactions contemplated thereby, (4) not to solicit, initiate or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in the Merger Agreement), and (5) not to participate in any discussions or negotiations regarding any such Acquisition Proposal.

     Pursuant to the Voting Agreement, each Shareholder (including Ms. Scurlock) has appointed Michael Hirano, Lindsay Wynter and Thomas A. Waldman (collectively, the “Proxy Holders”) as his, her or its proxy to vote all of the shares of Common Stock that such Shareholder is entitled to vote (at any meeting of the shareholders of the Company, whether annual or special, or by consent in lieu of any such meeting or otherwise) for the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, and against any proposal that the Proxy Holders deem to be reasonably likely to prevent the consummation of the Merger and the transactions contemplated by the Merger Agreement.
     The Voting Agreement terminates on the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) termination of the Merger Agreement in accordance with its terms and (iii) any material amendment to the Merger Agreement that is adverse to the Shareholders.
(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The matters set forth in Item 4(a) — (b) and Item 5(a) — (b) are incorporated by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated January 6, 2010 by and among Global Iron Holdings, LLC, Global Iron Acquisition, LLC and Halifax Corporation of Virginia (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2010).

99.2	Voting Agreement, dated January 6, 2010, among the Arch C. Scurlock Children’s Trust, John H. Grover, GroFam, LP, Hewitt Family, LLC, Charles L. McNew, Joseph Sciacca, John M. Toups, Daniel R. Young, Nancy M. Scurlock, Arch C. Scurlock, Jr. and Donald M. Ervine and Global Iron Holdings, LLC (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2010).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 14, 2010	/s/ Nancy M. Scurlock
Nancy M. Scurlock